UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission file number:  1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN

All other schedules were omitted as they are not applicable or not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended and applicable regulations issued by the Department of Labor.

Exhibit:

23.1	Consent of Grant Thornton LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee of the
Colgate-Palmolive Puerto Rico Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Colgate-Palmolive Puerto Rico Savings and Investment Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Colgate-Palmolive Puerto Rico Savings and Investment Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Colgate-Palmolive Puerto Rico Savings and Investment Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
New York, New York
June 24, 2016

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
Assets
Employer contributions receivable	$23,506	$27,834
Investments at fair value	9,356,524	9,936,341
Total assets	9,380,030	9,964,175

Liabilities
Total liabilities	—	—
Net assets available for benefits	$9,380,030	$9,964,175

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

Additions

Net investment income (loss):
Dividends	$247,737
Depreciation in the fair value of investments, net	(362,059)
Net investment income (loss)	(114,322)

Contributions:
Employer contributions	427,492
Participant contributions	335,596
Total contributions	763,088

Total additions	648,766

Deductions

Distributions to participants	1,232,911
Administrative expense	—

Total deductions	1,232,911

Decrease in net assets available for benefits	(584,145)

Net assets available for benefits – beginning of year	9,964,175

Net assets available for benefits – end of year	$9,380,030

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1 .    Description of the Plan

The following description of the Colgate-Palmolive Puerto Rico Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

The Plan was created on February 1, 1994 to provide retirement benefits for eligible employees and is sponsored by Colgate-Palmolive Company Distr. LLC (the “Plan Sponsor” or the “Company”), a wholly-owned subsidiary of Colgate-Palmolive Company. Banco Popular de Puerto Rico is the trustee of the Plan. Transamerica Retirement Solutions LLC (formerly Mercer HR Services LLC) is the recordkeeper of the Plan and Mercer Trust Company is the custodian of the Plan.

The Plan is a defined contribution retirement plan and is administered by the Retirement Committee of the Colgate-Palmolive Puerto Rico Savings and Investment Plan as appointed by the Plan Sponsor. The Plan is subject to the reporting and disclosure requirements, participation and vesting standards and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and to the Puerto Rico Internal Revenue Code of 2011. Employees eligible to participate in the Plan must meet certain minimum hourly service requirements and be at least 21 years old.

As of December 31, 2015, the Plan maintained the following funds:

Name of Fund	Description of the type of investment
American Funds Money Market Fund	Primarily short-term U.S. treasury securities and other securities backed by the full faith and credit of the U.S. government, as well as securities issued by U.S. federal agencies
Colgate Common Stock Fund	Colgate-Palmolive Company Common Stock and cash reserve funds
Vanguard Wellington Fund	Equity and fixed income securities where common stocks represent 60% to 70% of the fund’s total assets
Vanguard Institutional Index Fund	Equity securities included in the S&P 500 Index in proportion to their weighting in the index
Vanguard Total Bond Market Index Fund	Invests at least 80% of assets in fixed-income securities held in the Barclay's U.S. Aggregate Float Adjusted Bond Index
American Funds EuroPacific Growth Fund	Normally invests at least 80% of its assets in stocks of companies in Europe and the Pacific Basin
Neuberger Berman Genesis R6 Fund	Normally invests in stocks of companies with total market value of less than $2 billion at the time of the initial investment
BlackRock LifePath Funds	Funds whose investment mix across a range of asset classes becomes more conservative as the target or maturity date approaches

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Savings Program

Participant Contributions
Employees can generally contribute to the Plan between 1% and 100% of their eligible compensation. Participants may generally begin, resume or suspend contributions, change their contribution rate and the allocation of their contributions between pre-tax and after-tax earnings on a daily basis. Participants are always fully vested in their contributions and related investment earnings. Under the Puerto Rico Internal Revenue Code (“IRC”) the maximum allowable participant pre-tax contribution was $15,000 for 2015. Participants who are expected to reach or are over the age of 50 during the Plan year and have made the maximum pre-tax contributions are eligible to make additional catch-up contributions. The maximum allowable catch-up contribution under the Puerto Rico IRC was $1,500 for 2015, on a pre-tax basis.

Participants may also contribute to the Plan, amounts representing distributions from other qualified benefit plans.

Employees participating in the Plan may direct the investment of their contributions into various investment options offered by the Plan and may change their investment direction on a daily basis. Participants may, on a daily basis, diversify/transfer their participant account balances among any of the investment funds in the Plan.

Company Matching Contributions
The Employer matches participant pre-tax contributions at a rate of 50% or 75% of the participant's pre-tax contributions, up to a maximum of 6% of participant eligible compensation depending on years of service. Company matching contributions are invested in Colgate-Palmolive Company Common Stock and are diversifiable on a daily basis, immediately upon allocation, among any of the investment funds in the Plan. Vesting in the Company’s matching contribution portion of participants’ accounts is based on years of service. Participants are 50% vested in their matching contribution accounts after two years of service and fully vested after three years of service or, if while active, they reach age 55, become permanently disabled, die, or in the event of Plan termination.

Company Retirement Contributions Program
The Company allocates Basic Retirement Contributions (“BRCs”) and Additional Basic Retirement Contributions (“ABRCs”) to participants. BRCs are based on eligible compensation and number of years of service with the Company. Employees with less than 10 years of service will receive 4% of eligible compensation and employees with 10 or more years of service will receive 5% of eligible compensation. ABRCs in the amount of 1% of eligible compensation are made for employees hired prior to November 1, 2012. Employees do not need to make contributions to the Plan to receive BRCs/ABRCs.

Employees may direct the investment of these contributions into various investment options offered by the Plan and may change their investment direction on a daily basis. Participants may, on a daily basis, diversify/transfer these account balances among any of the investment funds in the Plan.

Vesting on the BRC and ABRC portion of the participants’ accounts is based on years of service. Participants are 25% vested after 2 but less than 3 years of service, 50% vested after 3 but less than 4 years of service, 75% vested after 4 but less than 5 years of service, and 100% after 5 years, or, if while active, they reach 55, become permanently disabled, die, or in the event of Plan termination.

Participant Accounts

An account is maintained for each participant, credited with the types of contributions described above as well as allocation of fund earnings or losses, and expenses. Depending on fund elections, certain participant investment accounts are also charged with monthly investment service fees. Stock trading fees apply to transactions involving Colgate-Palmolive Company common stock. The benefit to which a participant is entitled upon termination of employment is the vested portion of the amount accumulated in the participant’s account.

Distributions

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death.  Unvested balances will be forfeited in the event of termination. In service withdrawals are available as specified in the Plan.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Forfeitures

After the earlier of the distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, nonvested employer account balances are considered forfeited and can be used to reduce future Company contributions and/or to pay for administrative expenses incurred by the Plan. The forfeiture balance as of December 31, 2015 and 2014 totaled $0 and $0, respectively. During 2015, the Company used $2,371 of forfeitures to reduce Company contributions.

Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and/or terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the Committee shall compute and distribute the value of the accounts of the participants.

2 .    Summary of accounting policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Plan considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Investment Valuation and Income Recognition

The Plan's investments, other than investments in money market funds, are stated at fair value based on quoted market prices. If the fair value differs from quoted market prices, it is the responsibility of Banco Popular de Puerto Rico, the Plan’s trustee, to determine the fair value.

Money market funds are valued based on the amount of cash balances on deposit, which approximates fair value.  Units held in mutual funds are valued at the net asset value of units held by the Plan at year-end based upon quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported using the average cost method. Dividend income is recorded on the ex-dividend date.

Benefit Payments Recognition

Benefits paid directly to participants are recorded when paid.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient", ("ASU 2015-12"). Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts but will continue to provide certain disclosures that help users understand the nature and risks of fully benefit-responsive investment contracts. Upon adoption, contract value will be the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. ASU 2015-12 will be effective for the Plan for reporting periods beginning after December 15, 2015, with early adoption permitted. ASU 2015-12 is to be applied retrospectively. While the plan administrator is currently assessing the impact of Part I and Part II of the new standard, it does not expect this new guidance to have a material impact on the Plan’s financial statements. Part III of the standard is not applicable to the Plan.

In May 2015, the FASB issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent)”, (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. ASU 2015-07 will be effective for the Plan for reporting periods beginning after December 15, 2015, with early adoption permitted. ASU 2015-07 is to be applied retrospectively. While the plan administrator is currently assessing the impact of the new standard, it does not expect this new guidance to have a material impact on the Plan’s financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3 .    Tax Status

The Plan Sponsor adopted an individual designed plan for which the Plan Sponsor received a favorable opinion dated May 2, 2016 from the Treasury Department of Puerto Rico. Accordingly, the Plan is exempt from United States income taxes under Section 1022(i)(1) of ERISA and from Puerto Rico income taxes under Section 1081(a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended. The effects of such qualification, maintained through the continued operations of the Plan, are to:

•	Exempt the Plan’s investment income from income taxes,

•	Allow the Plan Sponsor to deduct annual contributions, made in accordance with the Plan, for income tax purposes, and

•	Allow eligible employees (participants under the Plan) to exclude such contributions and income earned thereon, from their taxable income until distributed.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

U.S. GAAP requires the plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Treasury Department. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years ended through December 31, 2010.

4 .    Investments and Fair Value Measurements

Investments

The Plan has investments in Colgate-Palmolive Company Common Stock, mutual funds and money market funds.

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2015	2014
Colgate-Palmolive Company Common Stock, 85,580 and 92,143 shares in 2015 and 2014, respectively	$5,701,340	$6,375,374
Vanguard Institutional Index Fund	1,082,572	1,058,993
Vanguard Wellington Fund	621,092	617,647
Total	$7,405,004	$8,052,014

During 2015, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(362,059), as follows:

2015
Colgate-Palmolive Company Common Stock	$(237,076)
Mutual Funds	(124,983)
Total net appreciation (depreciation) in the fair value of investments	$(362,059)

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Fair Value Measurements

The Plan uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Assets and liabilities carried at fair value are classified as follows:

Level 1:	Based upon quoted market prices in active markets for identical assets or liabilities.

Level 2:	Based upon observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Based upon unobservable inputs reflecting the reporting entity’s own assumptions.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies used for the Plan assets measured at fair value are as follows:

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of units held by the Plan at year end based upon quoted market prices. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s net asset value per unit as of the redemption date.

Money market funds: Valued at cost plus accrued interest, which approximates fair value.

Cash reserve funds: Valued at cost plus accrued interest, which approximates fair value. The funds have no restrictions from redemption.

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2015:

	Level 1	Total
Colgate-Palmolive Company Common Stock	$5,701,340	$5,701,340
Cash reserve funds	151	151
Mutual funds:
Balanced funds	1,859,788	1,859,788
Equity Index funds	1,082,572	1,082,572
International Equity funds	8,198	8,198
Equity funds	81,542	81,542
Fixed income funds	348,016	348,016
Money market funds	274,917	274,917
Total Investments at Fair Value	$9,356,524	$9,356,524

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2014:

	Level 1	Level 2	Total
Colgate-Palmolive Company Common Stock	$6,375,374	$—	$6,375,374
Cash reserve funds	96	—	96
Mutual funds:
Balanced funds	1,574,873	—	1,574,873
Equity Index funds	1,058,993	—	1,058,993
International Equity funds	21,253	—	21,253
Equity funds	66,556	—	66,556
Fixed income funds	488,716	—	488,716
Money market funds	—	350,480	350,480
Total Investments at Fair Value	$9,585,861	$350,480	$9,936,341

5.    Reconciliation to Form 5500

At December 31, 2015 and 2014, there are no reconciling items in Net assets available for benefits.

6.    Risks and uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7.    Administrative fees

The Trustee, Recordkeeper and Custodian receive administrative fees for the services performed under the Plan Agreements. Administrative fees for the year ended December 31, 2015 totaled $35,762 and were paid by the Plan Sponsor.

8.    Related Party Transactions

As of December 31, 2015 and 2014, the Plan held shares of common stock of Colgate-Palmolive Company, the Plan Sponsor's parent company.  This transaction qualifies as a party-in-interest transaction and is allowable under ERISA.

SIGNATURES

The Plan:
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE PUERTO RICO
SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date:	June 24, 2016	/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer
Colgate-Palmolive Company

Date:	June 24, 2016	/s/ Lisa Rivera
Lisa Rivera
Finance Director
Colgate-Palmolive Company Distr. LLC and
Member of the Retirement Plan Committee

EIN: 66-0388332
PN: 001
SCHEDULE H

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT YEAR END)
AS OF DECEMBER 31, 2015

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost **	(e) Current value

	Common Stock Fund:

*	Colgate-Palmolive Co. Common Stock	85,580	shares	$3,804,189	$5,701,340
	Employee Benefit Temporary Investment FD	$151			151

	Total Common Stock Fund			$3,804,189	$5,701,491

	Mutual Funds:

	American Funds EuroPacific Growth Fund	181	units		$8,198
	Neuberger Berman Genesis R6 Fund	1,598	units		81,542
	Vanguard Wellington Fund	9,775	units		621,092
	Vanguard Institutional Index Fund	5,801	units		1,082,572
	Vanguard Total Bond Market Index Fund	32,708	units		348,016
	Blackrock Lifepath Index 2055	2,340	units		28,473
	Blackrock Lifepath Index 2050	6,288	units		75,146
	Blackrock Lifepath Index 2045	15,444	units		182,242
	Blackrock Lifepath Index 2040	13,114	units		152,780
	Blackrock Lifepath Index 2035	24,658	units		285,538
	Blackrock Lifepath Index 2030	11,196	units		128,190
	Blackrock Lifepath Index 2025	23,843	units		271,574
	Blackrock Lifepath Index 2020	9,014	units		100,953
	Blackrock Life Index Retirement	1,258	units		13,800

	Total Mutual Funds				$3,380,116

	Money Market Funds:

	American Funds Money Market Fund	$274,917			$274,917

	Total Money Market Funds				$274,917

	Plan Total			$3,804,189	$9,356,524

*	Represents a Party-In-Interest as defined by ERISA
**	Not required for participant-directed investments